April 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	PharmAthene, Inc. Registration Statement on Form S-3 File No. 333-217034	Acceleration Request Requested Date: April 6, 2017 Requested Time: 5:00 pm Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PharmAthene, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Registrant or its counsel, Dentons US LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Jeffrey A. Baumel of Dentons US LLP at (973) 912-7189 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PHARMATHENE, INC.

/s/ Philip MacNeill
Philip MacNeill
Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Jeffrey A. Baumel, Dentons US LLP